Exhibit 99.2

Condensed Interim Consolidated Financial Statements

(Expressed in U.S. dollars)

Greenbrook TMS Inc.

Three and six months ended June 30, 2021 and 2020

(Unaudited)

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	June 30,	December 31,
	2021	2020
Assets
Current assets:
Cash	$18,980,884	$18,806,742
Accounts receivable (note 18(b))	10,793,064	10,708,062
Prepaid expenses and other	2,428,444	1,150,675
Total current assets	32,202,392	30,665,479

Property, plant and equipment (note 5)	1,754,115	1,691,336
Intangible assets (note 6)	5,512,733	5,744,399
Goodwill	3,707,650	3,707,650
Right-of-use assets (note 7)	26,481,578	26,791,544

Total assets	$69,658,468	$68,600,408

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued liabilities (note 8)	$9,935,304	$9,523,809
Current portion of loans payable (note 9(a))	2,075,020	1,106,654
Current portion of deferred grant income (note 10)	182,384	176,746
Current portion of lease liabilities (note 7)	5,247,329	5,169,478
Other payables (note 12)	386,962	250,891
Non-controlling interest loans (note 9(b))	81,075	77,137
Deferred and contingent consideration (note 11)	–	11,369,429
Total current liabilities	17,908,074	27,674,144

Loans payable (note 9(a))	14,308,819	15,098,560
Deferred grant income (note 10)	108,681	200,567
Lease liabilities (note 7)	22,718,300	22,743,395
Total liabilities	55,043,874	65,716,666

Shareholders’ equity (deficit):
Common shares (note 13)	86,557,612	60,129,642
Contributed surplus (note 14)	3,734,173	3,348,636
Deficit	(74,604,355)	(60,201,976)
Total shareholder’s equity (deficit) excluding non-controlling interest	15,687,430	3,276,302
Non-controlling interest (note 22)	(1,072,836)	(392,560)
Total shareholders’ equity (deficit)	14,614,594	2,883,742

Basis of preparation and going concern (note 2)
Contingencies (note 15)

Total liabilities and shareholders’ equity (deficit)	$69,658,468	$68,600,408

See accompanying notes to condensed interim consolidated financial statements.

1

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Revenue:
Service revenue	$13,707,212	$9,788,555	$25,020,387	$21,209,057

Expenses:
Direct center and patient care costs	6,854,000	5,166,153	13,214,023	11,047,442
Other regional and center support costs (note 23)	4,470,242	3,411,038	9,441,178	6,804,330
Depreciation (notes 5 and 7)	1,461,631	1,436,562	2,935,965	2,842,687
	12,785,873	10,013,753	25,591,166	20,694,459

Regional operating income (loss)	921,339	(225,198)	(570,779)	514,598

Center development costs	182,974	140,861	463,407	370,368
Corporate, general and administrative expenses (note 23)	5,823,483	3,134,173	10,539,565	7,010,669
Share-based compensation	203,362	175,447	409,332	284,852
Amortization (note 6)	115,833	115,833	231,666	231,666
Interest expense	1,334,187	694,208	2,362,099	1,352,042
Interest income	(11)	(1,078)	(2,193)	(9,561)
Earn-out consideration (note 11)	–	5,250,000	–	5,250,000

Loss before income taxes	(6,738,489)	(9,734,642)	(14,574,655)	(13,975,438)

Income tax expense (note 17)	–	–	–	–

Loss for the period and comprehensive loss	$(6,738,489)	$(9,734,642)	$(14,574,655)	$(13,975,438)

Loss for the period attributable to:
Non-controlling interest (note 22)	$37,336	$(257,137)	$(172,276)	$(339,660)
Common shareholders of Greenbrook TMS	(6,775,825)	(9,477,505)	(14,402,379)	(13,635,778)

	$(6,738,489)	$(9,734,642)	$(14,574,655)	$(13,975,438)

Net loss per share (note 21):
Basic	$(0.48)	$(0.76)	$(1.04)	$(1.13)
Diluted	(0.48)	(0.76)	(1.04)	(1.13)

See accompanying notes to condensed interim consolidated financial statements.

2

Greenbrook tms Inc.

Condensed Interim Consolidated Statements of Changes in Equity (Deficit)

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

					Non-	Total
	Common Shares		Contributed		controlling	equity
Six months ended June 30, 2020	Number[1]	Amount	surplus	Deficit	interest	(deficit)
Balance, December 31, 2019	11,683,689	$50,185,756	$2,757,252	$(30,441,280)	$444,405	$22,946,133
Loss for the period and comprehensive loss	–	–	–	(13,635,778)	(339,660)	(13,975,438)
Issuance of common shares (note 13)	1,818,788	10,156,967	–	–	–	10,156,967
Share-based compensation (note 14)	–	–	284,852	–	–	284,852
Payments to non-controlling interest	–	–	–	–	(143,500)	(143,500)

Balance, June 30, 2020	13,502,477	$60,342,723	$3,042,104	$(44,077,058)	$(38,755)	$19,269,014

					Non-	Total
	Common Shares		Contributed		controlling	equity
Six months ended June 30, 2021	Number[1]	Amount	surplus	Deficit	interest	(deficit)
Balance, December 31, 2020	13,502,477	$60,129,642	$3,348,636	$(60,201,976)	$(392,560)	$2,883,742
Loss for the period and comprehensive loss	–	–	–	(14,402,379)	(172,276)	(14,574,655)
Issuance of common shares (note 13)	2,584,358	26,352,366	–	–	–	26,352,366
Exercise of stock options	5,500	46,875	(18,125)	–	–	28,750
Share-based compensation (note 14)	–	–	409,332	–	–	409,332
Redemption of warrants	1,800	28,729	(5,670)	–	–	23,059
Payments to non-controlling interest	–	–	–	–	(508,000)	(508,000)

Balance, June 30, 2021	16,094,135	$86,557,612	$3,734,173	$(74,604,355)	$(1,072,836)	$14,614,594

(1)	Reflects the Company’s share consolidation on February 1, 2021 (Note 2(d))

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Six months ended
	June 30,	June 30,
	2021	2020
Cash (used in) provided by

Operating activities:
Loss for the period	$(14,574,655)	$(13,975,438)
Adjusted for:
Amortization	231,666	231,666
Depreciation	2,935,965	2,842,687
Interest expense	2,362,099	1,352,042
Interest income	(2,193)	(9,561)
Share-based compensation	409,332	284,852
Earn-out considerations	–	5,250,000
Change in non-cash operating working capital:
Accounts receivable	(85,002)	(776,426)
Prepaid expenses and other	(1,277,769)	(151,068)
Accounts payable and accrued liabilities	411,495	1,295,488
Provisions	–	(18,792)
Other payables	136,071	–
	(9,452,991)	(3,674,550)

Financing activities:
Net proceeds on issuance of common shares (note 13)	23,256,567	10,156,967
Net proceeds on exercise of stock options	28,750	–
Interest paid	(2,164,951)	(1,328,707)
Broker warrants exercised	23,059	–
Financing costs incurred	(29,493)	–
Bank loans advanced	–	3,080,760
Bank loans repaid	(71,339)	(42,317)
Principal repayment of lease liabilities	(2,628,872)	(2,181,141)
Net non-controlling interest loans advanced (repaid)	3,938	3,557
Distribution to non-controlling interest	(508,000)	(143,500)
	17,909,659	9,545,619

Investing activities:
Purchase of property, plant and equipment	(11,089)	–
Interest received	2,193	–
Deferred and contingent consideration paid (note 11)	(8,273,630)	(224,402)
	(8,282,526)	(224,402)

Increase in cash	174,142	5,646,667

Cash, beginning of period	18,806,742	7,947,607

Cash, end of period	$18,980,884	$13,594,274

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

1.	Reporting entity:

Greenbrook TMS Inc. (the “Company”), an Ontario corporation along with its subsidiaries, controls and operates a network of outpatient mental health services centers that specialize in the provision of Transcranial Magnetic Stimulation (“TMS”) therapy for the treatment of depression and related psychiatric services.

Our head and registered office is located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4. Our United States corporate headquarters is located at 8401 Greensboro Drive, Suite 425, Tysons Corner, Virginia, USA, 22102.

2.	Basis of preparation:

(a)	Going concern:

These condensed interim consolidated financial statements for the three and six months ended June 30, 2021 have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and the basis of presentation outlined in note 2(b) on the assumption that the Company is a going concern and will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has experienced losses since inception and has negative cash flow from operating activities of $9.5 million for the six months ended June 30, 2021 (six months ended June 30, 2020 – negative cash flow of $3.7 million). The coronavirus pandemic (“COVID-19”), including the related government-imposed social distancing and “shelter-in-place” measures, continues to have a negative impact on the Company’s cash flow used in operating activities. On December 31, 2020, the Company entered into a credit and security agreement (the “Credit Agreement”) for a $30 million secured credit facility (the “Credit Facility”) with Oxford Finance LLC (the “Lender”). See (note 9(a)). The Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to achieving specific financial milestones. The terms of the Credit Agreement require the Company to satisfy various affirmative and negative covenants and to meet certain financial tests. A failure to comply with these covenants, including a failure to meet the financial tests, would result in an event of default under the Credit Agreement and would allow the Lender to accelerate the debt, which could materially and adversely affect the business, results of operations and financial condition of the Company. On June 14, 2021, the Company completed a non-brokered private placement of common shares for aggregate gross proceeds of $23.5 million. See note 13.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

2.	Basis of preparation (continued):

Although the Company believes it will become cash flow positive in the future, the timing of this will be negatively impacted until the global impact of the COVID-19 pandemic subsides. The Company has historically been able to obtain financing from supportive shareholders and other sources when required. The Company will require additional financing to fund its operating and investing activities and such additional financing is required in order for the Company to repay its short-term obligations. The failure to raise such capital when required could result in the delay or indefinite postponement of current business objectives and additional financing may not be available on favorable terms or at all. These conditions indicate the existence of substantial doubt as to the Company’s ability to continue as a going concern.

These condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate. If the going concern basis was not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the condensed interim consolidated statements of financial position classification used, and these adjustments may be material.

(b)	Statement of compliance:

These condensed interim consolidated financial statements for the three and six months ended June 30, 2021 have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the IASB. The disclosures contained in these condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards as issued by the IASB (“IFRS”) for annual consolidated financial statements. The condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2020.

These condensed interim consolidated financial statements comprise the accounts of Greenbrook TMS Inc., the parent company, and its subsidiaries. The Company accounts for its controlled subsidiaries using the consolidation method of accounting from the date that control commences and is deconsolidated from the date control ceases. All intercompany transactions and balances have been eliminated on consolidation.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

2.	Basis of preparation (continued):

These condensed interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) and authorized for issue by the Board on August 5, 2021.

(c)	Basis of measurement:

These condensed interim consolidated financial statements have been prepared on a historic cost basis except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. Other measurement bases are described in the applicable notes.

Presentation of the condensed interim consolidated statements of financial position differentiates between current and non-current assets and liabilities. The condensed interim consolidated statements of net loss and comprehensive loss is presented using the function classification of expense.

Regional operating income (loss) presents regional operating income (loss) on an entity-wide basis and is calculated as total service revenue less direct center and patient care costs, other regional and center support costs, and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of TMS treatments to patients and the cost of the Company’s regional patient acquisition strategy.

(d)	Comparative information:

On January 12, 2021, the shareholders of the Company approved a special resolution for an amendment to the Company’s articles and authorized a consolidation (the “Share Consolidation”) of the common shares on the basis of a ratio that would permit the Company to qualify for a secondary listing on the NASDAQ Stock Market LLC (“Nasdaq”). On January 12, 2021, following the shareholder approval of the Share Consolidation, the Board authorized the implementation of the Share Consolidation on the basis of one (1) post-consolidation common share for every five (5) pre-consolidation common shares. The Share Consolidation was completed on February 1, 2021 and resulted in the number of issued and outstanding common shares being reduced from approximately 67.5 million to approximately 13.5 million, on a non-diluted basis, and no fractional common shares were issued as a result of the Share Consolidation. Any fractional interest in common shares that would otherwise have resulted from the Share Consolidation were rounded up to the next whole common share, if the fractional interest was equal to or greater than one-half of a common share, and rounded down to the next whole common share if the fractional interest was less than one-half of a common share.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

2.	Basis of preparation (continued):

Effective on the date of the Share Consolidation, the exercise price and number of common shares issuable upon the exercise of outstanding stock options, warrants and other outstanding convertible securities were proportionately adjusted to reflect the Share Consolidation in accordance with the terms of such securities for the holders of such instruments.

The Company has retrospectively presented the number of common shares, options and warrants on a post-Share Consolidation basis in these condensed interim consolidated financial statements.

In addition, certain comparative figures have been reclassified to conform with current year presentation.

3.	Significant accounting policies:

These condensed interim consolidated financial statements have been prepared using the significant accounting policies consistent with those applied in the Company’s December 31, 2020 audited consolidated financial statements, except as noted below:

(a)	Deferred share units:

The Company has a deferred share units (“DSU”) plan for its non-employee directors (the “DSU Plan”). Each tranche in an award is considered a separate award with its own grant date fair value. Grants of DSUs are recorded at fair value in corporate, general and administrative expenses. As these DSUs are cash settled, the fair value is recognized as a liability in the consolidated statements of financial position. The DSUs are subsequently remeasured at the end of each reporting period and any changes are recognized as an expense in the consolidated statement of net loss and comprehensive loss until the award is settled.

The uncertainties around the outbreak of COVID-19 requires the use of judgements and estimates which resulted in no material impacts for the period ended June 30, 2021. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustment to the carrying amounts of the following: goodwill and intangible assets, right-of-use assets, impairment, business combinations, provisions, litigation and claims.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

3.	Significant accounting policies (continued):

In addition, areas involving judgements and estimation uncertainty include:

(a)	Revenue recognition:

Due to the nature of the industry and complexity of the Company’s revenue arrangements, where price lists are subject to the discretion of payors, variable consideration exists that may result in price concessions and constraints to the transaction price for the services rendered.

In estimating this variable consideration, the Company uses significant judgement and considers various factors including, but not limited to, the following:

•	commercial payors and the administrators of federally-funded healthcare programs exercise discretion over pricing and may establish a base fee schedule for TMS (which is subject to change prior to final settlement) or negotiate a specific reimbursement rate with an individual TMS provider;

•	average of previous net service fees received by the applicable payor and fees received by other patients for similar services;

•	management’s best estimate, leveraging industry knowledge and expectations of third-party payors’ fee schedules;

•	factors that would influence the contractual rate and the related benefit coverage, such as obtaining pre-authorization of services and determining whether the procedure is medically necessary;

•	probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors which may result in enhanced price concessions; and

•	variation in coverage for similar services among various payors and various payor benefit plans.

The Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period in which such variances become known.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

3.	Significant accounting policies (continued):

The above factors are not related to the creditworthiness of the large medical insurance companies and government-backed health plans encompassing the significant majority of the Company’s payors. The payors (large insurers and government agencies) have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As a result, the adjustment to reduce the transaction price and constrain the variable consideration is a price concession and not indicative of credit risk on the payors (i.e. not a bad debt expense).

(b)	Accounts receivable:

The Company considers a default to be a change in circumstances that results in the payor no longer having the ability and intent to pay. In these circumstances, the Company will recognize a write-off against the related accounts receivable balance and a corresponding bad debt expense.

In estimating the collectability of its accounts receivable, the Company considers macroeconomic factors in assessing accounts receivable. Such factors would need to be significant in order to affect the ability and intent of the Company’s payors given their size and stature. As at June 30, 2021, no such factors were identified and therefore no bad debt was recognized (June 30, 2020 – nil).

4.	Recent accounting pronouncements:

There are no recent accounting pronouncements that are applicable or that are expected to have a significant impact on the Company.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

5.	Property, plant and equipment:

	Furniture and equipment	Leasehold improvements	TMS devices	Total
Cost

Balance, December 31, 2020	$175,416	$183,103	$2,126,091	$2,484,610
Additions	–	–	246,399	246,399

Balance, June 30, 2021	$175,416	$183,103	$2,372,490	$2,731,009

Accumulated depreciation

Balance, December 31, 2020	$112,176	$30,884	$650,214	$793,274
Depreciation	18,650	16,500	148,470	183,620

Balance, June 30, 2021	$130,826	$47,384	$798,684	$976,894

Net book value

Balance, December 31, 2020	$63,240	$152,219	$1,475,877	$1,691,336
Balance, June 30, 2021	44,590	135,719	1,573,806	1,754,115

6.	Intangible assets:

	Management service agreement	Covenant not to complete	Total
Cost

Balance, December 31, 2020	$6,020,000	$310,000	$6,330,000
Additions	–	–	–

Balance, June 30, 2021	$6,020,000	$310,000	$6,330,000

Accumulated amortization

Balance, December 31, 2020	$507,240	$78,361	$585,601
Amortization	200,666	31,000	231,666

Balance, June 30, 2021	$707,906	$109,361	$817,267

Net book value

Balance, December 31, 2020	$5,512,760	$231,639	$5,744,399
Balance, June 30, 2021	5,312,094	200,639	5,512,733

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

7.	Right-of-use assets and leases liabilities:

The Company enters into lease agreements related to TMS devices and center locations. These lease agreements range from one year to seven years in length.

Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred.

	TMS devices	Center locations	Total
Right-of-use assets, December 31, 2020	$10,931,943	$15,859,601	$26,791,544
Additions to right-of-use assets	1,824,344	853,345	2,677,689
Exercise of buy-out options into property, plant and equipment	(235,310)	–	(235,310)
Depreciation on right-of-use assets	(1,259,546)	(1,492,799)	(2,752,345)

Right-of-use assets, June 30, 2021	$11,261,431	$15,220,147	$26,481,578

Lease liabilities have been measured by discounting future lease payments using a rate implicit in the lease or the Company’s incremental borrowing rate. The Company’s incremental borrowing rate during the period ended June 30, 2021 is 10% (December 31, 2020 – 10%).

Total
Lease liabilities, December 31, 2020	$27,912,873
Additions to lease liability	2,681,628
Interest expense on lease liabilities	1,355,260
Payments of lease liabilities	(3,984,132)

Lease liabilities, June 30, 2021	27,965,629
Less current portion of lease liabilities	5,247,329

Long term portion of lease liabilities	$22,718,300

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

8.	Accounts payable and accrued liabilities:

The accounts payable and accrued liabilities are as follows:

	June 30, 2021	December 31, 2020
Accounts payable	$7,983,129	$6,871,970
Accrued liabilities	1,952,175	2,651,839

Total	$9,935,304	$9,523,809

9.	Loans payable:

(a)	Bank loans:

	Device Loans (i), (ii)	Paycheck Protection Program (iii)	Credit Facility (iv)	Total
Total at June 30, 2021	$82,346	$2,874,607	$13,426,886	$16,383,839
Short Term	51,968	1,702,606	320,446	2,075,020

Long Term	$30,378	$1,172,001	$13,106,440	$14,308,819

(i)	During the year ended December 31, 2018, the Company assumed loans from four separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The TMS device loans were assumed as part of partnerships with local physicians, behavioral health groups or other strategic investors, which own minority interests in certain TMS center subsidiaries. These TMS device loans bear an average interest rate of 10% with average monthly blended interest and capital payments of $1,575 and mature or have matured during the years ended or ending December 31, 2019 to December 31, 2023, as the case may be. There are no covenants associated with these loans.

During the year ended December 31, 2019, the Company assumed loans from two separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The TMS device loans were assumed as part of partnerships with local physicians, behavioral health groups or other investors, which own minority interests in certain TMS center subsidiaries. These TMS device loans bear an average interest rate of 13% with average monthly blended interest and capital payments of $1,756 and mature during the year ending December 31, 2021.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

9.	Loans payable (continued):

During the year ended December 31, 2020, the Company was released from its obligations pertaining to one of the TMS device loans assumed during the year ended December 31, 2019 in the amount of $45,680 as a result of the disposal of the related TMS device.

During the six months ended June 30, 2021, the Company repaid TMS device loans totalling $33,839 (June 30, 2020 – $42,317).

(ii)	During the year ended December 31, 2020, the Company entered into a promissory note with U.S. Bank National Association, evidencing an unsecured loan in the amount of $3,080,760 (the “Loan”) made to the Company under the U.S. Paycheck Protection Program (the “PPP”). The PPP is a program organized by the U.S. Small Business Administration established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The Loan bears interest at a fixed rate of 1.0% per annum with average monthly blended interest and capital payments of $172,145 and matures on January 23, 2023. Payments are deferred for the first 16 months under the Loan with the first payments due August 23, 2021.

The effective interest rate used to measure the fair value of the Loan is 10% and the benefit of the interest rate concession is a grant which gives the Company economic benefits over the term of the Loan and is recorded as deferred grant income (see note 10). The undiscounted face value of the Loan as at June 30, 2021 is $3,080,760 (December 31, 2020 – $3,080,760). As at the inception date, the carrying value of the debt was $2,587,871. During the three and six months ended June 30, 2021, $62,678 and $123,323 of accretion expense, respectively, was recorded (June 30, 2020 – $43,576 and $43,576, respectively) and as at June 30, 2021 the carrying amount is $2,874,607 (December 31, 2020 – $2,751,284).

(iii)	On December 31, 2020, the Company entered into the Credit Agreement for the Credit Facility with the Lender. The Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to the Company achieving specific financial milestones. All amounts borrowed under the Credit Facility will bear interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. The Credit Facility has a five-year term and amortizes over the life of the Credit Facility with 1% of the principal amount outstanding amortized over years one to four with the remaining outstanding principal repaid in installments over the fifth year. The undiscounted face value of the Credit Facility as at June 30, 2021 is $14,962,500 and the carrying amount is $13,426,886 (December 31, 2020 – $13,337,745). Transaction costs of $1,691,748 were incurred and are deferred over the term of the Credit Facility. Amortization of deferred transaction costs for the three and six months ended June 30, 2021 were $78,726 and $156,134, respectively (June 30, 2020 – nil and nil, respectively), and were included in interest expense.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

9.	Loans payable (continued):

The Credit Facility contains financial covenants including consolidated minimum revenue and minimum qualified cash that became effective March 31, 2021 as well as a number of negative covenants that came into effect on December 31, 2020. The Company has granted general security over all assets of the Company in connection with the performance and prompt payment of all obligations of the Credit Facility.

The Company is in compliance with the financial covenants and there have been no events of default as at June 30, 2021.

(b)	Non-controlling interest loans:

	June 30,	December 31
	2021	2020
Non-controlling interest loans	$81,075	$77,137

The non-controlling interest holder partners of the Company, from time to time, provide additional capital contributions in the form of capital loans to the Company’s subsidiaries. These loans bear interest at a rate of 10%, compounded on a monthly basis. The loans are unsecured and are repayable subject to certain liquidity and solvency requirements and are classified as current liabilities.

10.	Deferred grant income:

	June 30,	December 31,
	2021	2020
Deferred grant income	$291,065	$377,313
Less: current portion of deferred grant income	182,384	176,746

Long-term portion of deferred grant income	$108,681	$200,567

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

10.	Deferred grant income (continued):

The deferred grant income is due to the benefit of the interest rate concession as part of the Loan (see note 9(a)). During the three and six months ended June 30, 2021, $43,700 and $86,247, respectively (June 30, 2020 – $29,932 and $29,932, respectively) of deferred grant income was recorded as a reduction of interest expense.

11.	Deferred and contingent consideration:

	June 30,	December 31,
	2021	2020
Deferred and contingent consideration	$–	$11,369,429

On September 26, 2019, the Company, through its wholly-owned subsidiary, TMS NeuroHealth Centers Inc., completed the acquisition of all of the issued and outstanding membership interests of each of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively “Achieve TMS”). The acquisition of Achieve TMS was subject to an earn-out based on the earnings before interest, tax, depreciation and amortization (EBITDA) achieved by Achieve TMS during the twelve-month period following the closing of the acquisition.

The earn-out in relation to the acquisition of Achieve TMS was confirmed to be $10,319,429, of which $3,095,799 was settled through the issuance of an aggregate of 231,011 common shares to the vendors on March 26, 2021. Of the remaining $7,223,630 of earn-out payable, $2,780,590 was paid in cash on March 26, 2021.

Certain vendors agreed to defer $4,443,040 of the cash earn-out consideration due to them until June 30, 2021 in exchange for additional cash consideration in the aggregate amount of $300,000 which was to be made concurrently with the deferred cash payment. See note 23. The deferred cash payment and the additional cash consideration were paid in full to the vendors on June 28, 2021.

In addition, the remaining $1,050,000 of deferred consideration held in an escrow account has also been finalized as all escrow conditions have been satisfied. On March 26, 2021, the amount held in escrow as part of the acquisition of Achieve TMS was released in accordance with the membership interest purchase agreement.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

12.	Other payables:

(a)	Lender warrants:

	June 30	December 31
	2021	2020
Lender warrants	$319,950	$250,891
Less: current portion of lender warrants	319,950	250,891

Long-term portion of lender warrants	$–	$–

As consideration for providing the Credit Facility (see note 9(a)(iv)), the Company issued 51,307 common share purchase warrants to the Lender, each exercisable for one common share of the Company at an exercise price of C$11.20 per common share, expiring on December 31, 2025.

As the exercise price is denoted in a different currency than the Company’s functional currency, the lender warrants are recorded as a financial liability on the condensed interim consolidated statements of financial position. As at June 30, 2021, the value of the lender warrants was $319,950 (December 31, 2020 – $250,891).

The change in fair value of the lender warrants during the three and six months ended June 30, 2021 was a decrease of $5,080 and an increase of $69,059, respectively (June 30, 2020 – nil and nil, respectively) and was recorded in corporate, general and administrative expenses.

To the extent that the Company draws down additional financing under the Credit Facility, the Company will be required to issue additional lender warrants in an amount equal to 3% of the amounts drawn divided by the lesser of (i) the closing price for the common shares on the day prior to the issuance of such additional lender warrants and (ii) the average closing price of the common shares on the Toronto Stock Exchange for the 10 days prior to the issuance of such additional lender warrants, in either case subject to approval by the Toronto Stock Exchange.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

12.	Other payables (continued):

(b)	Deferred share units:

	June 30,	December 31,
	2021	2020
Deferred share units	$67,012	$–

On May 6, 2021, the Company adopted the DSU Plan for non-employee directors. Each non-employee director (a “Director”) is required to take at least 50% of their annual retainer (other than annual committee Chair retainers) in DSUs and may elect to take additional amounts in the form of DSUs. Discretionary DSUs may also be granted to Directors under the DSU Plan. The DSUs granted vest immediately.

Following a Director ceasing to hold all positions with the Company, the Director will receive a payment in cash at the fair market value of the common shares represented by the Director’s DSUs generally within ten days of the Director’s elected redemption date.

As the DSUs are cash-settled, the DSUs are recorded as cash-settled share based payments and a financial liability has been recognized on the condensed interim consolidated statements of financial position. During the three and six months ended June 30, 2021, 5,536 and 5,536 DSUs were granted, respectively (June 30, 2020 – nil and nil, respectively). As at June 30, 2021, the value of the financial liability attributable to the DSUs was $67,012 (December 31, 2020 – nil).

13.	Common shares:

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at June 30, 2021 and December 31, 2020, there were nil preferred shares issued and outstanding.

		Total
	Number	amount
December 31, 2020	13,502,477	$60,129,642
Common shares issuances:
Settlement of contingent consideration in shares	231,011	3,095,799
Private placement	2,353,347	23,256,567
Exercise of warrants	1,800	28,729
Exercise of stock options	5,500	46,875

June 30, 2021	16,094,135	$86,557,612

18

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

13.	Common shares (continued):

The earn-out in relation to the acquisition of Achieve TMS was confirmed to be $10,319,429, of which $3,095,799 was settled through the issuance of an aggregate of 231,011 common shares to the vendors on March 26, 2021 (see note 11). The common shares issued were based on a price per common share equal to the volume-weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the five trading days ending two trading days prior to March 26, 2021.

On June 14, 2021, the Company issued a total of 2,353,347 common shares at an offering price of $10.00 per common share in connection with a non-brokered private placement of common shares for aggregate gross proceeds of $23,533,470 (the “Private Placement”). The Company incurred transaction costs of $276,903.See note 20.

During the six months ended June 30, 2021, the Company issued a total of 1,800 common shares upon the exercise of broker warrants (see note 14(b)).

During the six months ended June 30, 2021, the Company issued a total of 5,500 common shares upon the exercise of vested stock options (see note 14(a)).

14.	Contributed surplus:

Contributed surplus is comprised of share-based compensation and broker warrants.

(a)	Share-based compensation:

On May 6, 2021, the stock options-based payment compensation plan was amended and restated (the “Equity Incentive Plan) to permit the Company to grant restricted share units (“RSUs”) and performance share units (“PSUs”). Under the plan, the Company pays equity instruments of the Company, or a cash payment equal to the fair market value thereof, as consideration in exchange for employee and similar services provided to the Company. The plan is open to employees, directors, officers and consultants of the Company and its affiliates; however, directors are not entitled to receive grants of PSUs.

Stock options granted under the Equity Incentive Plan are equity-settled. The fair value of the grant of the options is recognized as an expense in the condensed interim consolidated statements of net loss and comprehensive loss. The total amount to be expensed is determined by the fair value of the options granted. The total expense is recognized over the vesting period which is the period over which all of the service vesting conditions are satisfied.

19

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

14.	Contributed surplus (continued):

The vesting period is determined at the discretion of the Board and has ranged from immediate vesting to over three years.

The maximum number of common shares reserved for issuance, in the aggregate, under the Equity Incentive Plan is 10% of the aggregate number of common shares outstanding, provided that the maximum number of RSUs and PSUs shall not exceed 5% of the aggregate number of common shares outstanding. As at June 30, 2021, this represented 1,609,413 and 804,706 common shares, respectively.

As at June 30, 2021, 859,500 stock options are outstanding. The Company has not issued any RSUs or PSUs under the Equity Incentive Plan.

The options have an expiry date of ten years from the applicable date of issue.

	June 30, 2021		December 31, 2020
		Weighted		Weighted
	Number	average	Number	average
	of stock	exercise	of stock	exercise
	options	price	options	price
Outstanding, beginning of period	736,500	$7.35	599,634	$6.80
Granted	144,500	15.89	159,500	9.45
Cancelled	(16,000)	(11.99)	(22,634)	(7.50)
Exercised	(5,500)	(5.23)	–	–

Outstanding, end of period	859,500	$8.71	736,500	$7.35

The weighted average contractual life of the outstanding options as at June 30, 2021 was 6.6 years (December 31, 2020 – 6.4 years).

The total number of stock options exercisable as at June 30, 2021 was 604,233 (December 31, 2020 – 546,367).

During the three and six months ended June 30, 2021, the Company recorded a total share-based options compensation expense of $203,362 and $409,332, respectively (June 30, 2020 – $175,447 and $284,852, respectively).

20

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

14.	Contributed surplus (continued):

The following stock options were granted during the six months ended June 30, 2021:

(i)	The fair value of the stock options granted on February 17, 2021 was estimated to be $9.03 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 46.36% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 4.39% and an annual risk-free interest rate of 1.11%.

(ii)	The fair value of the stock options granted on May 14, 2021 was estimated to be $6.08 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 45.92% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 4.05% and an annual risk-free interest rate of 1.55%.

The following stock options were granted during the year ended December 31, 2020:

(i)	The fair value of the stock options granted on February 3, 2020 was estimated to be $5.50 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 46.12% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 2.02%.

As at June 30, 2021, the total compensation cost not yet recognized related to options granted is approximately $ 1,248,569 (December 31, 2020 – $530,357) and will be recognized over the remaining average vesting period of 2.08 years (December 31, 2020 – 1.70 years).

(b)	Broker warrants:

	June 30, 2021		December 31, 2020
		Weighted		Weighted
	Number	average	Number	average
	of broker	exercise	of broker	exercise
	warrants	price	warrants	price
Outstanding, beginning of year	112,909	$12.07	213,638	$11.10
Granted	–	–	–	–
Expired	(111,109)	(12.07)	(100,729)	(10.00)
Exercised	(1,800)	(12.07)	–	–

Outstanding, end of period	–	$–	112,909	$12.07

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

14.	Contributed surplus (continued):

There were no broker warrants issued during the six months ended June 30, 2021 or the year ended December 31, 2020.

The weighted average contractual life of the outstanding broker warrants as at June 30, 2021 was nil years (December 31, 2020 – 0.4 years).

The total number of broker warrants exercisable as at June 30, 2021 was nil December 31, 2020 – 112,909).

The aggregate fair value of the broker warrants outstanding as at June 30, 2021 was nil (December 31, 2020 – $355,660).

15.	Contingencies:

The Company may be involved in certain legal matters arising from time to time in the normal course of business. The Company records provisions that reflect management’s best estimate of any potential liability relating to these matters. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

16.	Pensions:

The Company has adopted a defined contribution pension plan for its employees whereby the Company matches contributions made by participating employees up to a maximum of 3.5% of such employees’ annual salaries. During the three and six months ended June 30, 2021, contributions, which were recorded as expenses within direct center and patient care costs, other regional and center support costs and corporate, general and administrative expenses, amounted to $172,886 and $289,083, respectively (June 30, 2020 – $70,099 and $157,304, respectively).

17.	Income taxes:

During the six months ended June 30, 2021, there were no significant changes to the Company’s tax position.

18.	Risk management arising from financial instruments:

In the normal course of business, the Company is exposed to risks related to financial instruments that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

18.	Risk management arising from financial instruments (continued):

(a)	Fair value:

The Company has Level 1 financial instruments which consists of cash, accounts receivable and accounts payable and accrued liabilities which approximates their fair value given their short-term nature. The Company also has lender warrants and DSUs that are considered a Level 2 financial instrument (see note 12). The Company does not have any Level 3 financial instruments.

The carrying value of the non-current portion of loans payable, finance lease obligations and deferred and contingent consideration approximates their fair value given the difference between the discount rates used to recognize the liabilities in the condensed interim consolidated statements of financial position and the market rates of interest is insignificant.

Financial instruments are classified into one of the following categories: financial assets or financial liabilities.

(b)	Credit risk:

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. The Company’s exposure to credit risk is mitigated in large part due to the majority of the accounts receivable balance being receivable from large, creditworthy medical insurance companies and government-backed health plans.

The Company’s aging schedule in respect of its accounts receivable balance as at June 30, 2021 and December 31, 2020 is provided below:

	June 30,	December 31,
Days since service delivered	2021	2020
0 - 90	$6,281,949	$5,009,224
91 - 180	2,323,631	2,317,030
181 - 270	1,047,471	1,746,512
270+	1,140,013	1,635,296

Total accounts receivable	$10,793,064	$10,708,062

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

18.	Risk management arising from financial instruments (continued):

Based on the Company’s industry, none of the accounts receivable in the table above are considered “past due”. Furthermore, the payors have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As such, the timing of collections is not linked to increased credit risk. The Company continues to collect on services rendered in excess of 24 months from the date such services were rendered.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company may encounter difficulty in raising funds to meet its financial commitments or can only do so at excessive cost. The Company ensures there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and its ability to raise capital from existing or new investors and/or lenders (see note 2(a)).

(d)	Currency risk:

Currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. The Company has minimal exposure to currency risk as substantially all of the Company’s revenue, expenses, assets and liabilities are denominated in U.S. dollars. The Company pays certain vendors and payroll costs in Canadian dollars from time to time, but due to the limited size and nature of these payments it does not give rise to significant currency risk.

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to changes in interest rates on its cash and long-term debt. The Credit Facility (see note 9(a)) bears interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. A 1% increase in interest rates would result in a $634,550 increase to interest expense on the condensed interim consolidated statements of net loss and comprehensive loss over the term of the Credit Facility.

19.	Capital management:

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its shareholders’ equity (deficit), including contributed surplus and deficit, as well as loans payable.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

19.	Capital management (continued):

The Company’s primary uses of capital are to finance operations, finance new center start-up costs, finance acquisitions, increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders. The Company, as part of its annual budgeting process, evaluates its estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this cash budget and taking into account its anticipated cash flows from operations and its holdings of cash, the Company validates whether it has the sufficient capital or needs to obtain additional capital.

20.	Related party transactions:

Transactions with significant shareholder – Greybrook Health Inc.:

As at June 30, 2021, nil is included in accounts payable and accrued liabilities for amounts payable for management services rendered and other overhead costs incurred by Greybrook Health Inc. in the ordinary course of business (December 31, 2020 – $71,286). These amounts were recorded at their exchange amount, being the amount agreed to by the parties.

During the three and six months ended June 30, 2021, the Company recognized $28,880 and $88,879, respectively, in corporate, general and administrative expenses (June 30, 2020 – $88,686 and $158,237, respectively) related to transactions with Greybrook Health Inc.

On June 14, 2021, Greybrook Health Inc. purchased 200,000 common shares from the Company at a subscription price of $10.00 per common share in connection with the Private Placement, for aggregate gross proceeds to the Company of $2,000,000. In connection with the Private Placement, the Company also granted Greybrook Health Inc. the right to appoint a nominee to the board of directors of the Company as well as rights to participate in future equity issuances by the Company to maintain Greybrook Health Inc.’s pro rata ownership interest in the Company for so long as Greybrook Health Inc. (together with its affiliates) owns, controls or directs, directly or indirectly, at least 5% of the outstanding common shares (on a partially-diluted basis). In addition, Greybrook Health received customary resale, demand and “piggy-back” registration rights. See note 13.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

21.	Basic and diluted loss per share:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Net loss attributable to the shareholders of:
Greenbrook TMS	$(6,775,825)	$(9,477,505)	$(14,402,379)	$(13,635,778)

Weighted average common shares outstanding:
Basic and diluted	14,155,799	12,492,039	13,837,398	12,085,631

Loss per share:
Basic and diluted	$(0.48)	$(0.76)	$(1.04)	$(1.13)

For the three and six months ended June 30, 2021, the effect of 859,500 options (June 30, 2020 – 759,134), 51,307 lender warrants (June 30, 2020 – nil) and nil broker warrants (June 30, 2020 – 112,908) have been excluded from the diluted calculation because this effect would be anti-dilutive.

22.	Non-controlling interest:

As a result of operating agreements with non-wholly owned entities, the Company has control over these entities under IFRS, as the Company has power over all significant decisions made by these entities and thus 100% of the financial results of these subsidiaries are included in the Company’s consolidated financial results.

The following table summarizes the aggregate financial information for the Company’s non-wholly owned entities as at June 30, 2021 and December 31, 2020:

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

22.	Non-controlling interest (continued):

	June 30,	December 31,
	2021	2020
Cash	$1,935,851	$2,258,199
Accounts receivable, net	6,416,543	6,326,473
Prepaid expenses and other	378,143	273,295
Property, plant and equipment	933,472	926,243
Right-of-use assets	8,637,272	9,445,773
Accounts payable and accrued liabilities	1,249,305	1,184,246
Lease liabilities	9,208,592	9,822,224
Loans payable	12,228,084	9,998,536
Deficit attributable to the shareholders of Greenbrook TMS	(3,102,253)	(1,382,465)
Deficit attributable to non-controlling interest	(815,824)	(433,937)
Distributions paid to non-controlling interest	(1,518,130)	(1,010,130)
Subsidiary investment by non-controlling interest	–	45,716
Historical subsidiary investment by non-controlling interest	1,051,507	1,005,791

The following table summarizes the aggregate financial information for the Company’s non-wholly owned entities for the three and six months ended June 30, 2021 and June 30, 2020:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Revenue	$6,553,346	$4,379,233	$12,040,493	$10,104,239
Net loss attributable to the shareholders of Greenbrook TMS	(281,410)	(941,891)	(1,071,098)	(1,574,922)
Net income (loss) attributable to non-controlling interest	37,336	(257,137)	(172,276)	(339,660)

27

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2021 and 2020

(Unaudited)

23.	Expenses by nature:

The components of the Company’s other regional and center support costs include the following:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Salaries and bonuses	$3,068,947	$2,323,340	$6,055,262	$4,849,530
Marketing expenses	1,401,295	1,087,698	3,385,916	1,954,800

Total	$4,470,242	$3,411,038	$9,441,178	$6,804,330

The components of the Company’s corporate, general and administrative expenses include the following:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Salaries and bonuses	$3,670,679	$2,398,594	$6,557,263	$5,022,025
Professional and legal fees	1,175,461	115,322	1,925,859	517,934
Computer supplies and software	323,587	181,920	632,292	395,304
Marketing expenses	181,799	298,237	342,833	603,685
Deferral payment expense	–	–	300,000	–
Insurance	168,107	26,863	207,183	62,414
Travel, meals and entertainment	53,326	4,799	74,975	130,411
Other	250,524	108,438	499,160	278,896

Total	$5,823,483	$3,134,173	$10,539,565	$7,010,669

The deferral payment expense of $300,000 that was recognized during the six months ended June 30, 2021 (June 30, 2020 – nil) relates to cash consideration payable to certain vendors who have agreed to defer $4,443,040 of the cash earn-out consideration owed as part of the acquisition of Achieve TMS. This amount was paid on June 28, 2021.

28